245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 8, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Aberdeen Street Trust (the trust): File Nos. 033-43529 and 811-06440

Fidelity Flex Freedom Income Fund

Fidelity Flex Freedom 2005 Fund

Fidelity Flex Freedom 2010 Fund

Fidelity Flex Freedom 2015 Fund

Fidelity Flex Freedom 2020 Fund

Fidelity Flex Freedom 2025 Fund

Fidelity Flex Freedom 2030 Fund

Fidelity Flex Freedom 2035 Fund

Fidelity Flex Freedom 2040 Fund

Fidelity Flex Freedom 2045 Fund

Fidelity Flex Freedom 2050 Fund

Fidelity Flex Freedom 2055 Fund

Fidelity Flex Freedom 2060 Fund (the fund(s))

Post-Effective Amendment No. 80

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 80 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund as new series’ of the trust.

This filing contains the Prospectus and Statement of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus and SAI contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of February 21, 2017.  We request your comments by January 9, 2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group